UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-16672
                                                     CUSIP NUMBER: 0007389011-07

                                  (Check One):
[ ]  Form 10-K  [ ]  Form 11-K  [ ]  Form 20-F   [X]  Form 10-Q  [ ]  Form N-SAR

For Period Ended: June 30, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                                    POWER SPECTRA, INC.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
                                    919 Hermosa Court
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City, State and Zip Code
                                    Sunnyvale, California 94086
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PART II - RULES 12b-25(b) AND (c)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject  annual report or semi-annual  report/portion  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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         (c)  The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.

                                 Not Applicable
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 20-F, 1000-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The officers and directors of the Company have been fully engaged in attempts to obtain additional financing for the Company. As a result, they have not had adequate time to direct, nor because of financial considerations, the resources necessary, to compete the preparation of the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

          Edward J. Lamb                          (408)           737-7977
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            (Name)                            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X]   Yes                    [ ]            No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X]   Yes                    [ ]            No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                               POWER SPECTRA, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 1998                   By:       /s/ Edward J. Lamb
                                                    ----------------------------
                                                    Edward J. Lamb
                                                    Chief Financial Officer

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                               POWER SPECTRA, INC.
                                PART IV, ITEM (3)

         The Company is expecting that the results of operations for the six months ended June 30, 1998 will reflect an increase in the net loss of approximately 52% over the net loss for the comparable period in 1997. The
Company currently believes that the net loss for 1998 will be approximately $1,580,000 compared to $1,041,000 for 1997. The increased loss is due primarily to a reduction in revenues of approximately $140,000 in the 1998 period compared to 1997.